September 3, 2013

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Comfort Systems USA, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for the Period Ended June 30, 2013
Filed July 31, 2013
File No. 1-13011

Dear Mr. Decker:

We are providing the following responses to the comment letter dated August 6, 2013 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) and the Form 10-Q for the period ended June 30, 2013 (the “Form 10-Q”) filed by Comfort Systems USA, Inc. (the “Company”, “we”, “our”, “us” or “Comfort Systems”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.

Form 10-K for the Year Ended December 31, 2012

General

1.              Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings.

Response:

Where a comment below requests that additional disclosures or other revisions be made, we have included a draft of such additional disclosures or other revisions, to the extent applicable, within our responses. We will also include such additional disclosures or other revisions in our future filings, including interim filings, if applicable, consistent with the responses outlined below.  For ease of reviewing, we have marked the revised disclosures to show significant changes.

Management’s Discussion and Analysis of Financial Condition, page 23

2012 Compared to 2011, page 30

2.              Throughout your discussion of results of operations, there are instances where significant trends and events are attributed to intermediate effects without analysis of the reasons underlying those intermediate effects in sufficient detail for a reader to understand the business through the eyes of management.  Please revise your results of operations discussion to address the following:

•                  Please provide a more robust discussion of the reasons for the changes in your selling general and administrative expenses from period-to-period.  For example, on page 31, you indicate that the increase was primarily due to higher medical costs ($2.5 million), an increase in bad debt expense ($2.5 million), and a higher compensation accrual ($3.4 million).  However, it is not clear why there were increases in medical costs, bad debt expense, and compensation expense.  In regards to the significant increase in bad debt expense, please also address whether this represents a trend that you expect to continue in the future;

Response:

The Company acknowledges the Staff’s comment and in future filings the Company intends to provide an enhanced discussion of our results of operations in sufficient detail for a reader to understand the business through the eyes of management. The revised disclosure of the changes in our selling, general and administrative expenses from period-to-period would be as follows:

Selling, General and Administrative Expenses (“SG&A”)—SG&A increased $18.8 million, or 11.2%, to $185.8 million for 2012 as compared to 2011. On a same-store basis, excluding amortization expense, SG&A increased $13.5 million, or 8.4%. This increase is primarily due to higher medical costs ($2.5 million) that were due to an increased frequency of large dollar claims and higher compensation accruals ($3.4 million) related to an increase in bonuses and commissions payable as a result of improved operating results. Additionally, an increase in bad debt expense ($2.5 million) was primarily due to specific collectability concerns at our operations in Maryland and Tennessee which do not represent trends we expect to continue in the future. Amortization expense increased $1.2 million, or 18.6%, primarily related to the EAS acquisition in 2011. As a percentage of revenue, SG&A increased from 13.7% in 2011 to 14.0% in 2012, primarily due to the factors discussed above.

•                  Please provide a discussion of net income (loss) attributable to noncontrolling interests to provide investors with a better understanding of the underlying reasons for changes in this line item from period to period, including what led to the allocation of losses to noncontrolling interests in periods when you recorded net income including noncontrolling interests;

Response:

The Company will disclose in future filings a discussion of net income (loss) attributable to noncontrolling interests. We will add the following form of disclosure in future filings:

Net Income (Loss) Attributable to Noncontrolling Interests—Net income (loss) attributable to noncontrolling interests decreased $2.0 million in 2012 to a loss of $1.6 million. This decrease reflects the impact of lower earnings at EAS, our non-wholly owned consolidated subsidiary, which was negatively impacted by job delays and underperformance.

•                  Changes in the fair value of contingent earn-out obligations represented approximately 15% of your income (loss) before income taxes for the year ended December 31, 2011. Please discuss the acquisitions that the obligations relate to and what caused the significant changes in fair value; and

Response:

In future filings, the Company will present the following revised disclosure regarding the material factors that have led to changes in the fair value of contingent earn-out obligations:

Changes in the Fair Value of Contingent Earn-out Obligations—The contingent earn-out obligations are measured at fair value each reporting period and changes in estimates of fair value are recognized in earnings. Income from changes in the fair value of contingent earn-out obligations decreased $4.9 million in 2012 to $0.7 million. The primary reason for the decrease is a reduction of estimated future cash flows during 2011 related to the 2010 acquisition of ColonialWebb. At the time that we valued our contingent obligation at ColonialWebb we did not anticipate the duration of weak market conditions and as a result the initial value of the earnout payments was higher than what we currently expect to incur. This change in estimate resulted in a $5.2 million writedown of the fair value of the liability. In 2012, we incurred an additional writedown of $0.6M related to ColonialWebb based on updated measurements.

•                  You indicate that your year to date effective tax rate for 2012 was 46.6% as compared to 14.4% in 2011.  Please expand your discussion of income taxes to better discuss your effective tax rate for each period with reference to your reconciliation of the U.S. statutory income tax rate to the effective tax rate in your financial statements.  Please also address the underlying material reasons for the change in your effective tax rate from period to period.  Please discuss which local jurisdictions had the most significant impact on your effective tax rate, if applicable.

Response:

In future filings, the Company will expand discussion of our effective tax rate for each period and underlying material reasons for changes.  The revised disclosure would be as follows:

Income Tax Expense — We perform work throughout the United States in virtually all of the fifty states as well as in Puerto Rico.  Our effective tax rate varies based upon our relative profitability, or lack of profitability, in states with varying state tax rates and rules.  In addition, discrete events, judgments and legal structures can affect our effective tax rate.  These items can include the tax treatment for impairment of goodwill and other intangible assets and changes in fair value of acquisition related assets and liabilities, tax reserves associated with regulatory audits, accounting for losses associated with underperforming operations and the partial ownership of consolidated entities.

Our effective tax rate for 2012 was 46.6%, as compared to 14.4% in 2011.  The effective rate for 2012 is higher than the federal statutory rate of 35.0% primarily due to state income taxes (4.7%), the impact of the non-controlling interest of EAS which for tax purposes is treated as a partnership (2.6%), the effect of non-deductible expenses (2.2%) and an increase in the valuation allowance primarily associated with our operations in Puerto Rico (2.1%).  The effective rate for 2011 associated with our pre-tax loss in that year is lower than the federal statutory rate of 35.0%.  This rate is lower primarily due to the non-cash goodwill impairment charge of $57.4 million of which $26.4 million was not deductible for income tax purposes resulting in a significant impact on the effective tax rate (24.3%), as well as an increase in the valuation allowance (9.0%) related to deferred tax assets for state net operating loss carryforwards and other state deferred tax assets primarily in Virginia and Maryland.  These amounts were partially offset by permanent differences generated by acquisition related fair value adjustments (7.9%) and state income tax benefits (5.2%).  Refer to Note 10 to the Consolidated Financial Statements for a reconciliation of the federal statutory income tax rate to the effective tax rate reflected in our financial statements.  The increase in the effective tax rate from 2011 to 2012 is primarily due to the impact of the non-cash goodwill charge discussed above.  We currently estimate our effective tax rate for 2013 will be between 35% and 45%.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion.  For additional guidance, please refer to SEC Release 33-8350, Item 303(a)(3) of Regulation S-K and Section 5.01.04 of the Financial Reporting Codification.

Response:

The Company acknowledges the Staff’s comment and, to the extent material, the Company will disclose in future filings additional quantification of amounts and further clarification of the elements causing financial trends throughout our MD&A.

3.              Please provide a more robust discussion of how you determine same-store activity.  You disclosed that same-store comparison from 2012 to 2011 excludes the first ten months of 2012 for EAS, which was acquired during 2011.  Please clarify when acquisitions are included in same store activity and when discontinued operations are excluded from same store activity, if applicable.

Response:

The Company will disclose in future filings a more robust discussion of our determination of same-store activity. The revised disclosure related to same-store activity would be as follows:

We had 38 operating locations as of December 31, 2011. We discontinued operations at one company during 2012. As of December 31, 2012, we had 37 operating locations. Acquisitions are included in our results of operations from the respective acquisition date. The same-store comparison from 2012 to 2011, as described below, excludes the first ten months of 2012 for EAS, which was acquired during November 2011. An operating location is included in the same-store comparison on the first day it has comparable prior year operating data. An operating location is excluded from the same-store comparison in the current year and comparable prior years when it is properly characterized as a discontinued operation under applicable accounting standards.

Financial Statements

2. Summary of Significant Accounting Policies, page 49

Revenue Recognition, page 50

4.              You disclosed that approximately 84% of your revenue was earned on a project basis and recognized through the percentage of completion method.  Please provide the following:

•                  Disclose the amount of progress payments netted against contract costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date.  Refer to ASC 910-20-50-1(b), Rule 5-02.6(d)(iii) of Regulation S-X and ASC 910-405-50-2;

Response:

The Revenue Recognition Accounting Policy disclosed in future filings will include progress payments netted against contracts costs as well as the amount of advances that are payments on account of work in progress as of each balance sheet date. Historically, this disclosure was included in Note 8 of the Notes to Consolidated Financial Statements. Please refer to the revised policy below.

•                  Disclose the effect of revisions of contract estimates, if the effect is material.  Refer to ASC 605-35-50-9 and ASC 250-10-50-4; and

Response:

As of December 31, 2012, we had 4,273 projects in process. Our average project takes six to nine months to complete, with an average contract price of approximately $435,000. Estimating is a continuous process for us and as part of our monthly close process, we review our projects and revise our contract estimates as necessary.  Due to the average size and duration of our projects, while there are numerous changes in estimates, the amounts are generally not material individually or in the aggregate. Because of the length and nature of our projects, revision of contract amounts more frequently arise from ongoing changes in scope, pricing negotiations for change orders and underlying changes in the projects. As a result, the overall tendency is for contract amounts to increase due to changes in the scope of the work; however, such changes are frequently similar to the booking of new work. We make a concerted effort to identify projects where changes arise from performance “gain” or “fade”, and we disclose those changes when they are material. In future filings, we will consider the aggregated, as well as individual, effect of revenue recognition that arises from project performance, and in addition to individual disclosure we will provide aggregated disclosure when the net effect of such changes is material to our overall operating results.

•                  Disclose information relating to accounts and retentions payable, including the amounts of retentions to be paid after one year, and if practicable, the year in which the amounts are expected to be paid.  Refer to ASC 910-405-50-1.

Response:

In future filings, the Company will disclose information relating to accounts and retentions payable.

The revised 2012 Revenue Recognition Accounting Policy would be as follows:

Revenue Recognition

Approximately 84% of our revenue was earned on a project basis and recognized through the percentage of completion method of accounting. Under this method, contract revenue recognizable at any time during the life of a contract is determined by multiplying expected total contract revenue by the percentage of contract costs incurred at any time to total estimated contract costs. More specifically, as part of the negotiation and bidding process in connection with obtaining installation contracts, we estimate our contract costs, which include all direct materials (exclusive of rebates), labor and subcontract costs and indirect costs related to contract performance, such as indirect labor, supplies, tools, repairs and depreciation costs. These contract costs are included in our results of operations under the caption “Cost of Services.” Then, as we perform under those contracts, we measure costs incurred, compare them to total estimated costs to complete the contract and recognize a corresponding proportion of contract revenue. Labor costs are considered to be incurred as the work is performed. Subcontractor labor is recognized as the work is performed, but is generally subjected to approval as to milestones or other evidence of completion. Non-labor project costs consist of purchased equipment, prefabricated materials and other materials. Purchased equipment on our projects is substantially produced to job specifications and is a value added element to our work. The costs are considered to be incurred when title is transferred to us, which typically is upon delivery to the work site. Prefabricated materials, such as ductwork and piping, are generally performed at our shops and recognized as contract costs when fabricated for the unique specifications of the job. Other materials costs are not significant and are generally recorded when delivered to the work site. This measurement and comparison process requires updates to the estimate of total costs to complete the contract, and these updates may include subjective assessments.

We generally do not incur significant costs prior to receiving a contract, and therefore, these costs are expensed as incurred. In limited circumstances, when significant pre-contract costs are incurred, they are deferred if the costs can be directly associated with a specific contract and if their recoverability from the contract is probable. Upon receiving the contract, these costs are included in contract costs. Deferred costs associated with unsuccessful contract bids are written off in the period that we are informed that we will not be awarded the contract.

Project contracts typically provide for a schedule of billings or invoices to the customer based on reaching agreed upon milestones or as we incur costs. The schedules for such billings usually do not precisely match the schedule on which costs are incurred. As a result, contract revenue recognized in the statement of operations can and usually does differ from amounts that can be billed or invoiced to the customer at any point during the contract. Amounts by which cumulative contract revenue recognized on a contract as of a given date exceed cumulative billings to the customer under the contract are reflected as a current asset in our balance sheet under the caption “Costs and estimated earnings in excess of billings.” Amounts by which cumulative billings to the customer under a contract as of a given date exceed cumulative contract revenue recognized on the contract are reflected as a current liability in our balance sheet under the caption “Billings in excess of costs and estimated earnings.”

Contracts in progress are as follows (in thousands):

	December 31,
	2012	2011
Costs incurred on contracts in progress	$1,182,085	$1,071,406
Estimated earnings, net of losses	134,534	132,096
Less—Billings to date	(1,364,229)	(1,247,535)
	$(47,610)	$(44,033)

Costs and estimated earnings in excess of billings	$26,204	$26,602
Billings in excess of costs and estimated earnings	(73,814)	(70,635)
	$(47,610)	$(44,033)

Accounts receivable include amounts billed to customers under retention or retainage provisions in construction contracts. Such provisions are standard in our industry and usually allow for a small portion of progress billings or the contract price to be withheld by the customer until after we have completed work on the project, typically for a period of six months. Based on our experience with similar contracts in recent years, the majority of our billings for such retention balances at each balance sheet date are finalized and collected within the subsequent year. Retention balances at December 31, 2012 and 2011 are $48.0 million and $51.7 million, respectively, and are included in accounts receivable.

Accounts payable at December 31, 2012 and 2011 included $11.3 million of retainage under terms of contracts with subcontractors.  The majority of the retention balances at each balance sheet date are finalized and paid within the subsequent year.

The percentage of completion method of accounting is also affected by changes in job performance, job conditions and final contract settlements. These factors may result in revisions to estimated costs and, therefore, revenue. Such revisions are frequently based on further estimates and subjective assessments. The effects of these revisions are recognized in the period in which the revisions are determined. When such revisions lead to a conclusion that a loss will be recognized on a contract, the full amount of the estimated ultimate loss is recognized in the period such a conclusion is reached, regardless of the percentage of completion of the contract.

Revisions to project costs and conditions can give rise to change orders under which the customer agrees to pay additional contract price. Revisions can also result in claims we might make against the customer to recover project variances that have not been satisfactorily addressed through change orders with the customer. Except in certain circumstances, we do not recognize revenue or margin based on change orders or claims until they have been agreed upon with the customer. The amount of revenue associated with unapproved change orders and claims is currently immaterial.

Variations from estimated project costs could have a significant impact on our operating results, depending on project size, and the recoverability of the variation via additional customer payments.

Revenue associated with maintenance, repair and monitoring services and related contracts are recognized as services are performed. Amounts associated with unbilled service work orders are reflected as a current asset in our balance sheet under the caption “Costs and estimated earnings in excess of billings” and amounts billed in advance of work orders being performed are reflected as a current liability in our balance sheet under the caption “Billings in excess of costs and estimated earnings.”

Form 10-Q for the Period Ended June 30, 2013

8. Commitments and Contingencies, page 12

Claims and Lawsuits, page 12

5.              You indicate that you are subject to certain legal and regulatory claims, including lawsuits arising in the normal course of business.  You also indicate that you cannot predict the outcome of your proceedings and any liability arising from these matters individually and in the aggregate will not have a material effect on your operating results or financial condition, after giving effect to provisions already recorded.  Please revise your disclosure to indicate whether you believe that your proceedings will have a material effect on your cash flows as well.

Response:

In future filings, the Company will present the following revised disclosure to indicate whether we believe that our proceedings will or will not have a material effect on cash flows:

Claims and Lawsuits

While we cannot predict the outcome of these proceedings, in management’s opinion and based on reports of counsel, any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or financial condition, after giving effect to provisions already recorded.

Liquidity and Capital Resources, page 26

Cash Flow, page 26

6.              You indicate that the $9.4 million decrease in cash used in operations primarily relates to higher profitability in 2013 compared to 2012.  In your discussions of operating cash flows, please also discuss the changes in your working capital components.  Please expand this disclosure to also discuss the underlying reasons for changes in these components, with specific discussions of working capital components such as receivables, accounts payable and accrued liabilities.  Please revise your disclosure for all periods presented.  See Section IV.B of the SEC Interpretive Release No. 33-8350.

Response:

In future filings, the Company will present the following revised disclosure regarding material changes in our working capital components and the underlying reasons for these changes:

Cash Provided by (Used in) Operating Activities— Cash flow from operations is primarily influenced by demand for our services and operating margins, but can also be influenced by working capital needs associated with the various types of services that we provide. In particular, working capital needs may increase when we commence large volumes of work under circumstances where project costs, primarily associated with labor, equipment and subcontractors, are required to be paid before the receivables resulting from the work performed are billed and collected. Working capital needs are generally higher during the late winter and spring months as we prepare and plan for the increased project demand when favorable weather conditions exist in the summer and fall months. Conversely, working capital assets are typically converted to cash during the late summer and fall months as project completion is underway. These seasonal trends are sometimes offset by changes in the timing of major projects which can be impacted by the weather, project delays or accelerations and other economic factors that may affect customer spending.

Cash provided by operating activities during the second quarter of 2013 was $6.7 million compared with $6.8 million during 2012. The $0.1 million decrease in cash provided by operations is primarily due to increased investment in working capital related to billings in excess of costs and prepaid expenses offset by improved profitability in 2013 compared to 2012.

Cash used in operating activities during the first six months of 2013 was $3.7 million compared with $13.0 million of cash used in operating activities during 2012. The $9.4 million decrease in cash used in operations primarily relates to higher profitability in 2013 compared to 2012. This increase was partially offset by increased receivable balances of $11.0 million due to the timing of customer billings and payments. Additionally, accounts payable and accrued liabilities increased $10.4 million primarily related to the timing of vendor payments and increased bonus accruals based on improved operating results.

*****

Comfort Systems USA, Inc. acknowledges that:

•        the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•        Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•        the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses adequately address the items noted in your comment letter. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (713) 830-9600.

Very truly yours,

/s/ William George
William George
Executive Vice President - Chief Financial Officer

C:	Franklin Myers — Chairman of the Audit Committee of the Board of Directors
William F. Murdy — Chairman of the Board of Directors
Brian E. Lane — President and Chief Executive Officer
Trent T. Mckenna — Senior Vice President and General Counsel
Julie S. Shaeff — Senior Vice President and Chief Accounting Officer